Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                October 9, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1370
            Guggenheim Balanced Income Builder Portfolio, Series 13
                       File Nos. 333-206613 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1370, filed on August 27, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Guggenheim Balanced Income Builder Portfolio, Series 13 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

     1. The "Principal Investment Strategy" section states that the Trust will invest in real estate investment trusts. Please includes the risks of investing in real estate investment trusts in the "Principal Risks" section.

     Response: The following will be added to the "Principal Risks" section:

          The trust includes real estate investment trusts ("REITs"). REITs may concentrate their investments in specific geographic areas or in specific property types, such as, hotels, shopping malls, residential complexes and office buildings. The value of the REITs and other real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate market in the United States; and other factors beyond the control of the issuer of the security.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren